SECURI 05036644 ION
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 51565

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ISI Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

747 Third Avenue - Suite #25B
(No. and Street)

New York, (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Christopher Dechiario (212) 972-0238
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP
(Name – *if individual, state last, first, middle name*)

3000 Marcus Avenue (Address) Lake Success, (City) NY (State) 11042 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Christopher Dechiario, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ISI Capital, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sworn before me this 18th day of FEB 2005

[Signature]

Notary Public

CATHERINE BATTLE
Notary Public, State of New York
No. 01BA6101419
Qualified in New York County
Commission Expires ...

[Signature]

Signature

Managing Member

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditor's Report on Internal Accounting Control.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ISI CAPITAL, LLC
747 Third Avenue
New York, NY 10017

* * * * * * * * * * * * * * * * * * * *

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

* * * * * * * * * * * * * * * * * * *

ISI CAPITAL, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash	$	12,639
Receivable from clearing broker		2,580
Deposit with clearing broker		153,110
Prepaid NASD registration fees		580
Prepaid expenses		3,729
Prepaid insurance		2,042
Prepaid income taxes		2,391
Equipment, at cost, net of accumulated depreciation of $44,468		10,339
Security deposit		40,000
	$	227,410

LIABILITIES AND MEMBERS' CAPITAL

Liabilities:		
Accrued expenses and other liabilities	$	22,450
Liabilities subordinated to claims of general creditors		64,000
Commitments		
Members' equity		140,960
	$	227,410

The accompanying notes are an integral part of this financial statement.

1. ORGANIZATION:

ISI Capital, LLC (the "Company"), was organized on October 21, 1998 in the State of New York as a limited liability company whose Operating Agreement expires December 31, 2047. The Company which began its operations in November 1999, became a registered general securities broker-dealer effective July 26, 1999 and is subject to regulation by the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. ("NASD").

Under the Company's original Operating Agreement, there were three classes of members: Class A, Class B and Class C. Class A members consists of the original members who formed and capitalized the Company. As of December 31, 2004, there are no Class B or C members.

The Operating Agreement was amended effective January 22, 2001, to provide for Class D members. In exchange for a capital contribution to the Company of $100,000, the Class D members received the right to have a substantial allocation of the Company's profits and members' distributions based on gains and losses from their Designated Trading Account. The Agreement also permitted these members the right to withdraw their capital accounts after a period of one year from the effective date of the Amendment under certain conditions.

In October and December 2001, Class D members submitted full termination notices to the Company under the terms of the Securities Industry Registration. Accordingly, all trading ceased for these members.

The Operating Agreement provides for Class A members to share profits and distributions in proportion to their membership interests. The Operating Agreement further provides that the Managers, who shall be elected by the vote of Class A members holding at least two-thirds of the membership interest, may allocate to themselves or any Member, whether by formula or otherwise, in their sole and absolute discretion, an amount, either as a distribution of profits, an expense of the business, or both, that represents reasonable compensation for services rendered.

The Company transacts business with institutional customers primarily located in the United States.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Revenue Recognition:

Securities transactions are recorded on a trade date basis.

Income Taxes:

The Company is treated as a partnership for federal income tax purposes. Consequently, the Company is not itself subject to federal and state income taxes. Members are liable for their distributive shares of the Company's income and losses. However, the Company is subject to New York City unincorporated business tax.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Furniture and Equipment:

Furniture and equipment are stated at cost less accumulated depreciation and amortization. Depreciation of furniture and equipment is computed using accelerated and straight-line methods over the estimated useful lives of the related assets which range from five to seven years.

3. OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK:

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with a clearing broker and promptly transmits all customer funds and securities to the clearing broker who carries all of the accounts of such customers. These activities may expose the Company to off-balance-sheet risk in the event that the customer and/or clearing broker is unable to fulfill its obligations. The Company does not maintain margin accounts for its customers; therefore, there were no excess margin securities.

4. RECEIVABLE FROM CLEARING ORGANIZATION:

Amounts receivable from clearing organization at December 31, 2004, consist of the following:

Receivable from clearing organization	$ 2,580

5. RELATED PARTY:

Included in accrued expenses and other liabilities at December 31, 2004 is $11,686 representing the remainder balance due for out-of-pocket operating expense paid to third parties on behalf of the Company by two of its members.

6. SUBORDINATED BORROWINGS:

At December 31, 2004, the Company had borrowings from a member under subordination agreements as follows:

Subordinated loan agreement bearing interest at 1.68% per annum, due October 30, 2007	$ 32,000
Subordinated loan agreement bearing interest at 1.68% per annum, due December 31, 2007	32,000
	$ 64,000

7. LEASE COMMITMENT:

On October 4, 2004, the Company entered into an agreement to lease its office space. The lease expires on November 30, 2009.

Future minimum annual rental payments are as follows:

Years Ending December 31,	Amount
2005	$ 73,229
2006	73,229
2007	73,229
2008	73,229
2009	67,127
	$ 360,043

8. NET CAPITAL REQUIREMENTS:

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the SEC, which requires a broker-dealer to have, at all times, sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain defined minimum net capital to the greater of $100,000, or 1/15 of aggregate indebtedness as defined. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1.

At December 31, 2004, the Company had net capital, as defined, of $145,879 which exceeded its required minimum net capital of $100,000 by $45,879. Aggregate indebtedness at December 31, 2004 was $22,450. The ratio of aggregate indebtedness to net capital was 0.15 to 1.

* * * * * * * * * * * * * * * * * * * *

The Company's Statement of Financial Condition as of December 31, 2004 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

* * * * * * * * * * * * * * * * * * * *

INDEPENDENT AUDITORS' REPORT

To the Members
ISI Capital, LLC

We have audited the accompanying statement of financial condition of ISI Capital, LLC (the "Company") as of December 31, 2004, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of ISI Capital, LLC at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Weiser LLP

CERTIFIED PUBLIC ACCOUNTANTS

Lake Success, N.Y.
January 19, 2005